December 20, 2007

Mail Stop 4651

By U.S. Mail and facsimile to (215) 592-3377

Mr. Raj L. Gupta
Rohm & Haas Co.
100 Independence Mall West
Philadelphia, Pennsylvania 19106

> **Re:** **Rohm & Haas Co.**
> **Definitive 14A**
> **Filed March 23, 2007**
> **File No. 001-03507**

Dear Mr. Gupta:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by January 15, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your reply to comment number 9; however, we did not see responsive analysis regarding how you determined the amount of annual incentive cash bonuses, awards made under the LTPSP, and stock option and restricted stock grants or the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. Please refer to Item 402(b) of Regulation S-K.

2. We note your response to comment number 11 and that you will add language that the Committee establishes targets. Please confirm that you will disclose the actual targets. In addition, the disclosure does not depend on the extent to which it is applicable but rather the extent to which it is material. Please confirm that you will disclose material targets.

3. It appears from your response to comment number 12 that individual performance affects compensation in certain cases, including stock options and special bonuses. Please confirm that you will include analysis where individual performance has an impact on compensation.

Mr. Raj L. Gupta
Rohm & Haas Co.
December 14, 2007

4. We note your response to comment number 13; however, Item 402(b)(2)(vi) of Regulation S-K requires disclosure with specific acts of discretion used to adjust compensation. Please confirm that you will provide the revised disclosure.

5. We note your response to comment number 15. Please include language whether your policies or decisions apply to named executive officers in addition to the CEO and CFO and whether or not you limit such policies and decisions to misconduct.

Please contact me at (202) 551-3422 with any questions.

Sincerely,

Timothy A. Geishecker
Senior Counsel